

Superior Plus



TSX: SPF.UN

SUPERIOR PLUS ANNOUNCES $200 MILLION MEDIUM TERM NOTE OFFERING

Calgary, February 28, 2006...Superior Plus Income Fund (the "Fund") announced today that its wholly owned subsidiary, Superior Plus Inc. ("Superior") has agreed to issue $200 million of senior secured medium term note debentures (the "Notes"). The Notes will have a coupon rate of 5.50% and mature on March 3, 2016. The Notes were sold at a price of 99.484 to yield 5.568% to maturity. A credit rating of BBB- has been assigned to the Notes by Standard & Poor's and a credit rating of BBB(low) was assigned by Dominion Bond Rating Service Limited. Closing is expected to occur on March 3, 2006. The net proceeds of the offering will be used to repay existing indebtedness of Superior, including indebtedness incurred in connection with the acquisition of JW Aluminum Company, and for general corporate purposes.

The offering is being underwritten by TD Securities Inc., and the Notes will be issued pursuant to Superior's Shelf Prospectus dated February 23, 2006. The prospectus has been filed with the various securities commissions in Canada and is available at www.sedar.com.

Mark Schweitzer, Executive Vice-President and Chief Financial Officer said, "This offering provides more permanent debt financing for our recent acquisition of JW Aluminum, strengthens our balance sheet and diversifies our debt sources."

About Superior and the Fund

The Fund holds 100% of Superior Plus Inc., which has five operating divisions: ***Superior Propane*** is Canada's largest distributor of propane, related products and services; ***ERCO Worldwide*** is a leading supplier of chemicals and technology to the pulp and paper and water treatment industries and the second largest producer of potassium products in North America; ***JW Aluminum*** is a leading manufacturer of specialty, flat-rolled aluminum products in the United States; ***Winroc*** is the seventh largest distributor of walls and ceilings construction products in North America; and ***Superior Energy Management*** provides fixed price natural gas supply services in Ontario and Quebec.

The Fund's trust units and convertible debentures trade on the Toronto Stock Exchange (the "TSX") as follows:

Trading Symbol	Security	Issued and Outstanding
SPF.un	Trust Units	85.5 million
SPF.db	8% Debentures, Series 1	$ 8.5 million principal amount
SPF.db.a	8% Debentures, Series 2	$ 59.0 million principal amount
SPF.db.b	5.75% Debentures	$175.0 million principal amount
SPF.db.c	5.85% Debentures	$ 75.0 million principal amount

Forward Looking Statements: *Certain information included herein is forward-looking. Forward-looking statements include, without limitation, statements regarding the future financial position, business strategy, budgets, projected costs, capital expenditures, financial results, taxes and plans and objectives of or involving the Fund, Superior and potential acquisitions. Many of these statements can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues", or similar words. The Fund and Superior believe the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.*

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties some of which are described in the Fund's annual report, renewal annual information form and other continuous disclosure documents. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Fund's or Superior's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Any forward-looking statements are made as of the date hereof and neither the Fund nor Superior undertakes any obligation, except as required under applicable law, to publicly update or revise such statements to reflect new information, subsequent or otherwise.

The Notes offered pursuant to the offering have not and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States.

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact:

W. Mark Schweitzer
Executive Vice-President and CFO
Phone: (403) 218-2952 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Theresia R. Reisch
Vice-President, Investor Relations & Corporate Secretary
Tel: (403) 218-2953 / Fax: (403) 218-2973
E-mail: treisch@superiorplus.com